Exhibit 99.20

Torex Gold Releases 2024 Responsible Gold Mining Report

Report shines a spotlight on continued leadership in responsible mining

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - June 12, 2025) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) today released its 2024 Responsible Gold Mining Report (the “Report”) titled Building from Strength, the Company’s tenth annual disclosure of its safety, environmental, social and governance performance. The Report can be found on the Company’s website at www.torexgold.com.

Jody Kuzenko, President & CEO of Torex, stated:

“The theme of this year’s report, Building from Strength, reinforces that responsible mining is one of the key elements that makes us strong as a Company - it is at the core of who we are and will continue to define us as we build the future of our operations in Mexico and beyond. As the largest gold producer in Mexico, we have a heightened sense of responsibility to demonstrate what good looks like when it comes to mining responsibly and showcasing the lasting and positive impact mining can have on people and the planet.”

“Amid the many positive and inspiring stories contained in the Report, 2024 was marked with profound tragedy with the loss of two employees and two contractor employees in two separate workplace incidents. As we look toward the future, we are more resolved than ever to reset the bar on safety leadership and reestablish our reputation as one of the safest operators in the industry.”

2024 RESPONSIBLE GOLD MINING REPORT HIGHLIGHTS

•	Achieved full conformance with the World Gold Council Responsible Gold Mining Principles (“RGMPs”) and the International Cyanide Management Code (“ICMC”);

•	Zero reportable environmental incidents or spills;

•	99% employees from Mexico with 67% from Guerrero State and 41% from local communities;

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Continued implementation of our Community Development Agreements (“CODECOPs”) in partnership with 11 host communities, with $3.5 million directly invested in community development and infrastructure projects;

•	92% of procurement expenditures of $929 million spent in Mexico;

•	58% water usage recycled;

•	60% non-mineral waste recycled;

•	Company featured in pilot episode of World Gold Council documentary GOLD: The Journey Continues, with approximately 6 million views to date;

•	Continued improvement in scoring from key ESG ratings agencies.

The Company’s 2024 Responsible Gold Mining Report was prepared with reference to the Global Reporting Initiative (“GRI”) Standards and the Sustainability Accounting Standards Board (“SASB”) Metals and Mining Sustainability Accounting Standard. It also includes energy and climate-related data aligned with the Phase 1 recommendations of the Task Force of Climate-Related Financial Disclosure (“TCFD”), and water-related data that conforms with the Water Stewardship Framework established by the International Council on Mining and Metals (“ICMM”).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is an intermediate gold producer based in Canada, engaged in the exploration, development, and operation of its 100% owned Morelos Property, an area of 29,000 hectares in the highly prospective Guerrero Gold Belt located 180 kilometres southwest of Mexico City.

The Company’s principal asset is the Morelos Complex, which includes the producing Media Luna Underground, ELG Underground, and ELG Open Pit mines, the development stage EPO Underground Project, a processing plant, and related infrastructure. Commercial production from the Morelos Complex commenced on April 1, 2016 and an updated Technical Report for the Morelos Complex was released in March 2022.

Torex’s key strategic objectives are: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company is seeking opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information also includes, but is not limited to, statements about: being more resolved than ever to reset the bar on safety leadership and reestablish our reputation as one of the safest operators in the industry; and the Company’s key strategic objectives: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; disciplined growth and capital allocation; retain and attract best industry talent; and industry leader in responsible mining. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “objective”, “target”, “continue”, “potential”, “focus”, “demonstrate”, “belief” or variations of such words and phrases or statements that certain actions, events or results “will”, “would”, “could” or “is expected to” occur. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties associated with: the ability to upgrade mineral resources categories of mineral resources with greater confidence levels or to mineral reserves; risks associated with mineral reserve and mineral resource estimation; and those risk factors identified in the Company’s current technical report and the Company’s annual information form and management’s discussion and analysis or other unknown but potentially significant impacts. Forward-looking information is based on the assumptions discussed in the technical report and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and the Company’s website at www.torexgold.com.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/255060